Exhibit 4.3
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                              Service Agreement for
                       Members of the Board of Management

                                     between

                                   Celanese AG

                             Frankfurter Strasse 111

                              61476 Kronberg i. Ts.

      represented by the Chairman of the Supervisory Board of Celanese AG,

                               Dr. Bernd Thiemann,

                   - hereinafter referred to as "Celanese AG" or the "Company" -

                                       and

                              Mr. Peter Jakobsmeier

-  hereinafter  Mr.  Jakobsmeier  and the  Company  together  referred to as the
             "Parties" or each of them individually referred to as the "Party" -

Mr.  Jakobsmeier  has been  appointed  a Member  of the Board of  Management  of
Celanese AG by a resolution of the  Supervisory  Board on October 21, 2004. With
effect as of November 1, 2004,  the  following  service  agreement  (hereinafter referred  to as the  "Service  Agreement"  or the  "Agreement")  shall be agreed between the Company and Mr. Jakobsmeier by replacing at

Service Agreement of Mr. Jakobsmeier                                          2

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the same time all earlier agreements, except for the termination agreement dated
June 25, 2004:

I.  Duties of the Member of the Board of Management

1.  Mr.  Jakobsmeier  will  perform  his  activity  as a Member  of the Board of
    Management  in  accordance  with the  provisions of the law, the Articles of
    Association  of the  Company  and the  Rules of  Procedure  for the Board of
    Management.  He will devote his  professional  energies  exclusively  to the
    Company.  The following  provisions of this Section of this Agreement do not affect legally  justified  restrictions of other activities Mr.  Jakobsmeier may perform.

2.  The  acceptance  of any other  activity  outside the private area  (privater
    Bereich) -  irrespective  of  whether it is paid or pro bono - requires  the prior  approval  of the  Chairman  of the  Supervisory  Board  which  may be withdrawn  at anytime.  This  applies in  particular  to the  acceptance  of
    mandates  to  other  supervisory   boards,   managing  director   activities
    (Geschaftsfuhrungstatigkeiten)  and similar positions,  as well as regarding expert reports,  publications  and lectures to the extent that the Company's interests may be affected.

3.  Should  the  Supervisory   Board  wish  so,  Mr.   Jakobsmeier  will  accept
    supervisory board mandates and similar positions without any remuneration in companies in which  Celanese AG is directly or indirectly  participated,  as well as any activity in  associations  and similar  bodies to which Celanese belongs  owing to the  nature  of its  business  activity.  Mr.  Jakobsmeier undertakes,  that on the  termination of this Service  Agreement or, in case the Supervisory Board wishes at an earlier time, Mr. Jakobsmeier will retire from  aforementioned  mandates  that he has  accepted in the interest of the
    Company.

4.  During the appointment Mr.  Jakobsmeier  will not participate in any company that  competes  with  Celanese  AG or  which  maintains  essential  business relations  with  Celanese  AG. A  shareholding  which  allows  no  influence regarding the executive  bodies of the relevant company is not considered as participation  within the meaning of this clause. A possibility to influence listed  companies  shall be understood  for purposes of this  Agreement when having reached 5 % of the voting rights.

5.  Mr.  Jakobsmeier  is obliged not to use any knowledge he obtains as a result of his Board of Management  activity for stock exchange or other speculative transactions.

Service Agreement of Mr. Jakobsmeier                                          3

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6.  Mr.  Jakobsmeier  is  further  obliged to assign to the  Company  the entire results of his work as the exclusive property of the Company without special remuneration.

7.  The confidentiality obligation of Section 93 of the German Stock Corporation
    Act (Aktiengesetz) applies after the end of Mr. Jakobsmeier's service term.

8.  Mr.  Jakobsmeier will treat all  documentation  relating to the Company,  as well as all business  memoranda  including  electronic data as the Company's
    property.   Mr.   Jakobsmeier  will  preserve  them  carefully  and  at  the termination of his service term Mr.  Jakobsmeier  will hand them over to the
    Chairman of the  Supervisory  Board or his  appointee or delete them without being  specially  requested to do so. In  reasonable  cases the  Supervisory
    Board may  release Mr.  Jakobsmeier  from this  obligation,  e.g. in case he needs  such  documentation  as  regards  governmental  or  other  regulatory inquiries.

II. Compensation

1.  From  November 1, 2004  onwards,  Mr.  Jakobsmeier  receives  the  following income:

    a)  a fixed annual salary of (euro) 350,000-- gross (in words: three hundred fifty thousand euro), to be paid monthly in arrears;

    b)  an annual  bonus which is subject to reaching  the economic and personal objectives  agreed by the  Personnel and  Compensation  Committee of the
        Supervisory  Board with Mr.  Jakobsmeier and which amounts to 80% of the annual salary at target performance. The bonus is to be paid once a year according to a separate  regulation  to be resolved by the Personnel and
        Compensation Committee of the Supervisory Board in each case. Should Mr.
        Jakobsmeier  leave during a year, a pro-rata  bonus payment will be made for the period served.

2.  Should Mr.  Jakobsmeier die during the term of this Service  Agreement,  his widow and his unmarried legitimate children, if and as long as they have not reached  the age of 21 or if and as long as they are in  education  and have not reached the age of 27, have a right as joint and several creditors to an unreduced granting of monthly installments of the annual salary according to
    Section II. 1. a.) of this  Agreement  for the three  months  following  the month in which the death occurred,  however, at the latest until the planned end of the  Service  Agreement;  and in  addition  a pro rata  amount of the annual bonus earned according to Section II. 1. b.) of this Agreement.

Service Agreement of Mr. Jakobsmeier                                          4

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3.  Mr.  Jakobsmeier's  gross compensation shall be reduced by the amount of the gross  income Mr.  Jakobsmeier  receives  in respect  of  supervisory  board mandates or similar positions in companies in which the Company has a direct or indirect holding.

III. Duration of the Contract

1.  The Service  Agreement becomes effective on November 1, 2004 and shall apply until October 31, 2006.

2.  During this term the  Agreement  may be  terminated by either Party only for cause.

3.  No later than 10 months  prior to the end of his Service  Agreement it shall be discussed  with Mr.  Jakobsmeier  whether and under which  conditions the contractual  relationship  and  the  activity  as  Member  of the  Board  of
    Management  will be continued.  At least 6 months prior to the expiry of the
    Service   Agreement,   a  statement   regarding  the  reappointment  of  Mr.
    Jakobsmeier  as  Member  of the  Board  of  Management  shall be made to Mr.
    Jakobsmeier by the Chairman of the Supervisory Board.

4.  In case the appointment of Mr. Jakobsmeier is withdrawn prior to October 31,
    2006, the Service Agreement with Mr.  Jakobsmeier ends at the same time with the expiry of the appointment.  In this case the payment obligations arising from the Service  Agreement up to the originally  agreed upon  expiration of the Service  Agreement  shall be fully met.  Following the revocation of the appointment, the Supervisory Board is entitled to release Mr. Jakobsmeier

IV. Inventions / Undertaking to refrain from competitive activity

1.  Mr.  Jakobsmeier  will  report to and offer to the  Company  his  inventions attributable to work following his appointment to the Board of Management as long as he is  receiving a salary or benefits  (Versorgungsleistungen)  from the Company.  The  inventions  will be treated by the Company in  accordance with the regulations of the law on employee inventions.

2.  The   Company   reserves   the   right   to  agree   with  Mr.   Jakobsmeier
    post-contractual competition ban (nachvertragliches Wettbewerbsverbot).

V.  Pension

1.  Mr.  Jakobsmeier's  membership  in the Hoechst Group  Employee  Pension Plan
    (Pensionskasse der Mitarbeiter der Hoechst-Gruppe  VvaG) shall be continued.
    The consent  given to Mr.  Jakobsmeier  by  Celanese  AG for shall  continue unchanged.  Mr.

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    Jakobsmeier  shall  assign to Celanese AG that part of his net salary  that, pursuant to the General  Insurance Terms and Conditions of the Hoechst Group
    Employee Pension Plan, is to be deducted monthly as a contribution.

2.  The early retirement arrangement agreed upon as of June 25, 2004 shall, with the exception of the term commencement,  remain in effect unchanged. Instead of  becoming  effective  on April 1, 2006,  the  payments  pursuant  to such arrangement  shall become due on November 1, 2006 upon the expiration of the
    Service Agreement on October 31, 2006.

VII. Miscellaneous

1.  For the duration of his employment the Company will provide Mr.  Jakobsmeier with an upper-range BMW/Mercedes or equivalent make of company car, and will pay the tax chargeable for providing this as a benefit with monetary value.

2.  The Company will pay the costs of Mr. Jakobsmeier's tax consultant up to and including the 2006 tax year.

3.  For the  duration of the Service  Agreement  the  Company  will  conclude an accident insurance for Mr. Jakobsmeier with the following insured sums:

                      (euro)   1,022,583.76   for death
                      (euro)   1,022,583.76   for disability
                      (euro)      10,225.84   for medical treatment costs

4.  The Company concludes for the Members of the Board of Management a Directors
    & Officers Insurance and bears the costs of this insurance. This insurance covers the activity of Mr. Jakobsmeier as Member of the Board of Management
    of Celanese AG as well as further activities, which Mr. Jakobsmeier performs in the interest of the Company. Such activities of Mr. Jakobsmeier could be
    e.g. board memberships in companies of the group or activities in other companies in the meaning of Section I. 3., in associations or a service in an honorary capacity (ehrenamtliche Tateigkeit). In compliance with the recommendation of the German Corporate Governance Code the Directors &
    Officers Insurance shall include a certain deductible (Selbstbehalt) that would be the liability of Mr. Jakobsmeier

Service Agreement of Mr. Jakobsmeier                                          6

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X.  Concluding provisions

1.  If any  provision of this  Agreement  should be partly or wholly  invalid or subsequently loose its legal validity, this shall not affect the validity of the remaining  provisions.  The invalid  provision  shall, as far as legally permissible, be replaced by another,  appropriate,  provision whose economic effect comes closest to what the Parties wished or would have wished if they had taken into consideration the invalidity of the original provision.

2.  Amendments  and  additions  to this  Agreement  need to be in writing.  This requirement  cannot be replaced by oral  agreements.  The German  version of this Agreement shall be authoritative for interpreting this Agreement.

3.  This Agreement shall be governed by German law.

4.  The place of fulfillment for all performances deriving out of this Agreement is the seat of the Company. The seat of the Company under Section 38 Subsec.
    3 No. 2 of the German Civil  Procedure Code  (Zivilprozessordnung)  shall be agreed as the place of jurisdiction.

Kronberg i. Ts., December 8, 2004

Celanese AG

/s/ Dr. Bernd Thiemann                           /s/ Mr. Peter Jakobsmeier
----------------------                           -------------------------

    Dr. Bernd Thiemann                                   Mr. Peter Jakobsmeier

This   translation  of  this  Agreement  into  English  has  been  prepared  for convenience purposes. The German text is authoritative.

The Registrant  hereby  represents that the above English  translation is a fair and accurate English translation of the Articles of Association of Celanese AG.

Celanese AG

/s/ Dr. Joachim Kaffanke
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Dr. Joachim Kaffanke